UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-255865 and 333-271884).

EXPLANATORY NOTE

Issuance of Equity and Convertible Debt in Private Placements

Entry Into Material Definitive Agreements

On June 22, 2025, Sequans Communications S.A. (the “Company”) entered into a Securities Purchase Agreement (the “Equity Purchase Agreement”) with certain institutional and accredited investors (the “Equity Purchasers”), pursuant to which the Company has agreed to issue to the Equity Purchasers in a private placement (the “Equity Private Placement”) an aggregate of (a) (i) 1,139,263,490 ordinary shares, nominal value €0.01 per share, of the Company (the “Ordinary Shares”), represented by 113,926,349 American Depositary Shares (the “ADSs”) and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 253,593,650 Ordinary Shares (the “Pre-Funded Warrant Shares”) represented by ADSs and (b) warrants (the “Warrants”) to purchase up to an aggregate of 208,928,460 Ordinary Shares (the “Warrant Shares”) represented by ADSs or Pre-Funded Warrants in lieu thereof at the option of the holder of the Warrant, at a combined purchase price of $1.40 per ADS and Warrant, the equivalent of $0.14 per Ordinary Share and Warrant at the current ratio, or $1.39 per Pre-Funded Warrant and Warrant.

In addition, on June 22, 2025, the Company also entered into a Secured Convertible Debenture Purchase Agreement (the “Debenture Purchase Agreement” and, together with the Equity Purchase Agreement, the “Purchase Agreements”) with certain institutional and accredited investors (the “Debenture Purchasers”), pursuant to which the Company has agreed to issue to the Debenture Purchasers in a private placement (the “Debenture Private Placement” and, together with the Equity Private Placement, the “Private Placements”) (a) secured convertible debentures (the “Secured Convertible Debentures”) in the aggregate principal amount of $189 million and (b) Warrants to purchase up to an aggregate of 202,499,980 Warrant Shares.

The Private Placements will be carried out, without shareholders’ preferential subscription rights, through reserved offerings to specific categories of investors1, pursuant to the fifteenth resolution of the Company’s combined general meeting of shareholders to be held on June 30, 2025 (the “Shareholder Approval”) and in accordance with Article L. 225-138 of the French Commercial Code.

The Pre-Funded Warrants are exercisable commencing upon issuance thereof at Closing (as defined below) through the lifetime of the Company at a nominal exercise price of €0.01 per Pre-Funded Warrant Share, subject to adjustment as provided therein. The Warrants are exercisable commencing upon issuance thereof at Closing for a period of 90 days and may be exercised for (i) Warrant Shares, at an exercise price equal to $1.40 for each Warrant or (ii) Pre-Funded Warrants, at an exercise price equal to $1.40 minus €0.01 for each Warrant.

A holder (together with its affiliates) may not exercise or convert, as applicable, any portion of the Pre-Funded Warrants, the Warrants or the Secured Convertible Debentures to the extent that the holder would own more than 4.99% (or, solely with respect to the Pre-Funded Warrants and the Warrants, at the holder’s option upon issuance, 9.99%) of the Company’s outstanding Ordinary Shares immediately after exercise or conversion, as applicable. However, upon at least 61 days’ prior notice from the holder to the Company, a holder with a 4.99% ownership blocker may increase the amount of ownership of outstanding Ordinary Shares after exercising or converting, as applicable, the holder’s Pre-Funded Warrants, Warrants or Secured Convertible Debentures, as applicable, up to 9.99% of the number of the Company’s Ordinary Shares outstanding immediately after giving effect to the exercise or conversion, as applicable, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrant, the Warrant or the Secured Convertible Debenture, as applicable.

The Secured Convertible Debentures are convertible into (i) Ordinary Shares (the “Conversion Shares”) or (ii) Pre-Funded Warrants at the option of a Debenture Purchaser at any time at a conversion price of $2.10 per ADS, subject to adjustment as provided therein. (a) From and after the first anniversary date of the date the Secured Convertible Debentures are issued at Closing (the “Issuance Date”) until, but not including, the second anniversary date of the Issuance Date, interest shall accrue on the outstanding principal balance of the Secured Convertible Debentures at an annual rate equal to 6.0%, and (b) from and after the second anniversary date of the Issuance Date, interest shall accrue on the outstanding principal balance of the Secured Convertible Debentures at an annual rate equal to 8.0%.

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1 The categories of investors include (i) industrial partners that have a similar, complementary or related business to that of the Company; or (ii) institutional or strategic investors that: (A) have, as the case may be, the status of either (i) an “accredited investor” as defined in Rule 501 of Regulation D of the Securities Act, (ii) a “qualified institutional buyer” as defined in Rule 144A under the Securities Act or (iii) a qualified investor within the meaning of Regulation (EU) 2017/1129 of 14 June 2017 or an equivalent status under the rules applicable in its country of incorporation; and (B) have a significant track record of regularly investing in companies with high growth potential which includes investments in small/mid cap equities.

The maturity date of the Secured Convertible Debentures will be the date that is the first business day on or after 36 months from the Issuance Date. (a) Beginning on and including the 12-month anniversary of the Issuance Date, in the event that the market price of Company’s ADSs equals or exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) out of any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides a redemption notice to the holder of the Secured Convertible Debentures (and provided that certain equity conditions are satisfied on each trading day of such 30 consecutive trading day period), or (b) beginning on and including the 16-month anniversary of the Issuance Date, in the event that the market price of Company’s ADSs has been equal to or less than 40% of the conversion price then in effect for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides a redemption notice to the holder of the Secured Convertible Debentures, the Company shall have the right, but not the obligation, to redeem the Secured Convertible Debentures, (x) in the case of an optional redemption pursuant to clause (a), at an amount equal to the outstanding principal balance being redeemed by the Company, plus all accrued and unpaid interest in respect of such principal balance to, but not including, the date of redemption, plus a payment premium in respect of such principal balance and accrued and unpaid interest equal to (i) 3.0% for payments made within 12 months of the date of the Secured Convertible Debentures and (ii) 5.0% for payments made from and after 12 months of the date of the Secured Convertible Debentures (the “Payment Premium”), and (y) in the case of an optional redemption pursuant to clause (b), at an amount equal to the sum of (A) the product of (i) the outstanding principal balance being redeemed by the Company multiplied by (ii) 108% plus (B) the Payment Premium with respect to all accrued and unpaid interest in respect of such principal balance to, but not including, such date of redemption. A Debenture Purchaser shall have the right to elect to convert all or any portion of the outstanding principal balance being redeemed by the Company (and accrued and unpaid interest thereon) until the business day immediately preceding the applicable date of redemption.

A Debenture Purchaser also has the right to require the Company to repurchase for cash all or any portion of the principal of such Debenture Purchaser’s Secured Convertible Debenture in the event of a Fundamental Change (as defined in the Secured Convertible Debentures) at a repurchase price equal to the outstanding principal balance to be so repurchased, plus all accrued and unpaid interest thereunder as of the date of such repurchase, plus the Payment Premium in respect of such principal balance and accrued and unpaid interest.

The Private Placements are expected to close (the “Closing”) simultaneously on or around July 1, 2025, subject to the Shareholder Approval and customary closing conditions.

The aggregate gross proceeds from the Private Placements are expected to be approximately $384 million. The Company intends to use the net proceeds from the Private Placements for the purchase of the Digital Asset commonly referred to as “Bitcoin” (BTC) in the cryptocurrency marketplace (“Bitcoin”) and for general corporate purposes associated with purchasing Bitcoin, subject to the security and collateral requirements of the Debenture Private Placement.

The Private Placements are exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the terms of the Purchase Agreements, the Company also agreed to enter into registration rights agreements with the Equity Purchasers (the “Equity Registration Rights Agreement”) and the Debenture Purchasers (the “Debenture Registration Rights Agreement”), respectively, pursuant to which the Company shall file registration statements to register the resale of the Ordinary Shares, ADSs, Pre-Funded Warrant Shares, Warrant Shares, and Conversion Shares, as applicable, within 15 days and seven business days, respectively, of Closing.

In connection with the Debenture Private Placement, the Company also agreed to forms of documents to be executed upon the occurrence of certain events contemplated under the Debenture Purchase Agreement, including but not limited to, a guaranty and security agreement (the “Security Agreement”). Pursuant to the Security Agreement, all obligations of the Company under the Secured Convertible Debentures will be secured by security interests in certain property of the Company and certain subsidiaries of the Company.

The foregoing descriptions of the Equity Purchase Agreement, Debenture Purchase Agreement, Pre-Funded Warrant, Warrant, Secured Convertible Debentures, Equity Registration Rights Agreement, Debenture Registration Rights Agreement and Security Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the forms of Equity Purchase Agreement, Debenture Purchase Agreement, Pre-Funded Warrant, Warrant, Secured Convertible Debentures, Equity Registration Rights Agreement, Debenture Registration Rights Agreement and Security Agreement, which will be filed as Exhibits 10.1, 10.2, 4.1, 4.2, 4.3, 10.3, 10.4 and 10.5 to a Form 6-K/A, respectively, and are incorporated herein by reference.

Issuance of Press Release

On June 23, 2025, the Company issued a press release announcing the Private Placements and the launch of its Bitcoin treasury initiative. A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated June 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: June 23, 2025	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer